FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d -16
of the Securities Exchange Act of 1934

For the Month of February 2004

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto is Registrant’s press release dated February 10, 2004, announcing the introduction of Registrant’s next generation of product, the SkyEdge™ DVB-RCS very small aperture terminal (VSAT), a member of its newly launched SkyEdge product family.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant) BY: /S/ Oren Most —————————————— Oren Most CEO and President

Dated: February 11, 2004

Gilat Introduces the Next Generation – SkyEdge™ DVB-RCS VSAT

Customers can operate standard and multi-service VSATs in the same network

Petah Tikva, Israel, February 10, 2004 – Gilat Satellite Networks Ltd. (Nasdaq: GILTF), a worldwide leader in satellite networking technology, announced the introduction of its next generation product – the SkyEdge DVB-RCS very small aperture terminal (VSAT), a member of its newly launched SkyEdge product family. The SkyEdge DVB-RCS VSAT has a unique dual mode operational capability that enables the operator to benefit from a DVB-RCS standard VSAT with a broad, customizable enhanced feature set on top of the standard return link.

This enhanced DVB-RCS VSAT offers a high performance, two-way, satellite-based solution enabling interactive Broadband IP and multicasting operations based on the DVB-RCS standard return channel. The SkyEdge DVB-RCS VSAT was designed for the high-end market segment of corporations, service providers and carriers in need of an open standard-based solution that is capable of supporting up to 2Mbps return link and a variety of VSAT embedded capabilities.

The powerful SkyEdge DVB-RCS VSAT has the advantage of complying with the internationally recognized DVB-RCS standard as well as being part of Gilat’s SkyEdge family of products, and can operate in either an enhanced DVB-RCS mode or in Gilat’s multi-service mode. While operating in the enhanced DVB-RCS mode, the SkyEdge DVB-RCS is adapted for delivering interactive Broadband IP and multicasting applications as well as VPN, distance learning and all interactive broadband IP applications. High-speed forward and return channels increase throughput and guarantee efficiency and maximum performance for user applications. In the Gilat multi-service mode, the SkyEdge DVB-RCS provides a wide range of solutions with full telephony and IP capabilities supporting all data and IP multicast applications, broadband IP, legacy protocol and VoIP over mesh, star and multistar network topologies. The SkyEdge DVB-RCS VSAT operates on the same hub system as do the other members of the SkyEdge VSAT product family. This unique feature enables customers to operate standard and multi-service VSATs in the same network.

Beyond the Standard

The SkyEdge DVB-RCS VSAT, compliant with the DVB-RCS standard, goes several steps beyond the standard by providing a variety of operational and performance enhancements. These enhancements are not yet part of the standard, and are currently absent in most, if not all, other standard-compliant products, but are essential for providing cost effective satellite networking services to end users. Embedded technologies such as IP and HTTP acceleration, embedded accelerated VPN, end-to-end QoS, encryption, tiered services and SLA support are some of the VSAT’s extensive IP capabilities. In addition to the DVB-RCS standard access scheme, the SkyEdge DVB-RCS VSAT has additional access schemes and modulation methods for maximum network efficiency and performance.

The SkyEdge Product Family: One system. A world of possibilities.

The SkyEdge DVB-RCS VSAT is a member of Gilat’s recently unveiled SkyEdge Product Family. With the ability to support an endless array of applications in data, telephony and broadband IP all using the same hub, the SkyEdge product family represents a breakthrough in the industry. It is the first truly comprehensive satellite communications platform to deliver superior data, voice and video services over a single, powerful system.
The family consists of the SkyEdge System (the hub), and five VSAT products including:

•	SkyEdge™ Pro –Multi-service VSAT, supporting interactive data, mesh telephony, broadband IP and video, with plug-in cards architecture expanding the VSAT capabilities.

•	SkyEdge™ IP –IP Router VSAT, supporting interactive, broadband IP, VoIP and multicasting applications.

•	SkyEdge™Call– Telephony VSAT, supporting thin-route telephony applications.

•	SkyEdge™ Gateway –Trunking Solutions VSAT,providing mesh trunking solutions supporting digital telephony and IP data on demand trunking applications.

•	SkyEdge™ DVB-RCS –Enhanced Standard VSAT, fully supporting the DVB-RCS standard. Being much more than only a return link standard, this dual mode VSAT provides a unique real end to end standard solution for a satellite network operator with an arsenal of additional access schemes, embedded software and enhanced IP acceleration features for full flexibility and support in a complex IP environment.

Additional Information

For additional information including downloading product brochures, visit our website at the following link: ‹http://www.gilat.com/SkyEdge_Intro_Downloads.asp›

About Gilat Satellite Networks Ltd.
Gilat Satellite Networks Ltd., with its global subsidiaries Spacenet Inc., Gilat Latin America and rStar Corporation (RSTRC), is a leading provider of telecommunications solutions based on Very Small Aperture Terminal (VSAT) satellite network technology – with more than 450,000 VSATs shipped worldwide. Gilat, headquartered in Petah Tikva, Israel, markets the SkyEdge ™ Product Family which includes the SkyEdge™ Pro, SkyEdge™ IP, SkyEdge™ Call, SkyEdge™ DVB-RCS and SkyEdge™ Gateway. In addition the Company markets Skystar Advantage®, DialAw@y™ IP, FaraWay™, Skystar 360E™ and SkyBlaster* 360 VSAT products in more than 80 countries around the world. Gilat provides satellite-based, end-to-end enterprise networking and rural telephony solutions to customers across six continents, and markets interactive broadband data services. SkyEdge, Skystar Advantage, Skystar 360E, DialAw@y IP and FaraWay are trademarks or registered trademarks of Gilat Satellite Networks Ltd. or its subsidiaries. (*SkyBlaster is marketed in the United States by StarBand Communications Inc. under its own brand name.) Visit Gilat at www.gilat.com.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

Gilat Media Contact:
Barry Spielman
Senior Director, Corporate Marketing
+972-58-573172; barrys@gilat.com

Gilat Investor Contact:
Tim Perrott,
+1 703- 848-1515
tim.perrott@spacenet.com